                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K


[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

         For the fiscal year ended December 31, 1999,

                                       or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

        For the transition period from       to       .
                                       ------   ------


                             COMMISSION FILE NUMBER
                                     1-9645



                         ELLER MEDIA COMPANY 401(K) PLAN
                            (Full title of the plan)



                       CLEAR CHANNEL COMMUNICATIONS, INC.
                               200 EAST BASSE ROAD
                            SAN ANTONIO, TEXAS 78209
                            TELEPHONE (210) 822-2828
           (Name of Issuer of the securities held pursuant to the plan and address of its principal executive office)

                         ELLER MEDIA COMPANY 401(k) PLAN
                               INDEX TO FORM 11-K



REQUIRED INFORMATION

Financial Statements

         Independent Auditor's Report....................................... 3

         Statements of Net Assets Available for Benefits.................... 4

         Statements of Changes in Net Assets Available for Benefits......... 5

         Notes to Financial Statements...................................... 6

         Supplemental Schedule..............................................14

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           ELLER MEDIA COMPANY 401(k) PLAN

                           Date:   November 8, 2000


                           By: /s/ RANDALL T. MAYES
                           Name: Randall T. Mayes
                           Title: Executive Vice President/Chief Financial
                                   Officer

                          INDEPENDENT AUDITORS' REPORT



To the Advisory Committee
Eller Media Company
  401(k) Plan
San Antonio, Texas

We have audited the statements of net assets as of December 31, 1999 and 1998, and the statement of changes in net assets available for benefits and supplemental schedule for the year ended December 31, 1999, of Eller Media Company 401(k) Plan as listed in the accompanying table of contents. These financial statements and supplemental schedule are the responsibility of the Plan's management.

We conducted the audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Eller Media Company 401(k) Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits and supplemental schedule for the year ended December 31, 1999, in conformity with generally accepted accounting principles.




Certified Public Accountants
June 8, 2000

                               ELLER MEDIA COMPANY
                                   401(k) PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 1999 and 1998

ASSETS                                                     1999          1998
                                                       -----------   -----------
Investments at fair value:
  Plan interest in Clear Channel Communications,
    Inc. - Master Trust                                $14,932,615   $        --
  Cash and cash equivalents                                     --     2,980,186
  Shares of registered investment companies                     --     6,917,217
  Clear Channel Communications, Inc.                            --
    Common Stock Fund                                           --     3,938,933
  Participant loans                                             --       232,295
                                                       -----------   -----------
          Total investments at fair value               14,932,615    14,068,631

  Other receivables                                          1,146         7,432
                                                       -----------   -----------

          Total assets                                  14,933,761    14,076,063
                                                       -----------   -----------

  LIABILITIES

  Benefit claims payable                                       712            --
  Administrative fees payable                                   --            46
                                                       -----------   -----------

          Net assets available for benefits            $14,933,049   $14,076,017
                                                       ===========   ===========


Notes to financial statements form an integral part of these statements.

                               ELLER MEDIA COMPANY
                                   401(k) PLAN

           Statements of Changes in Net Assets Available for Benefits

                           December 31, 1999 and 1998

Additions to net assets attributed to:
  Investment income:
    Net investment gain from Clear Channel
      Communications, Inc. - Master Trust                            $ 1,652,067
    Net unrealized appreciation in
      fair value of investments                                        1,142,517
    Net investment gain on sale of assets                                305,180
    Interest and dividend income                                         154,869
                                                                     -----------

          Total additions                                              3,254,633
                                                                     -----------

Deductions from net assets attributed to:
  Fees and expenses                                                       35,001
  Distribution of benefits                                             2,362,600
                                                                     -----------

          Total deductions                                             2,397,601
                                                                     -----------

          Net increase                                                   857,032



 Net assets available for benefits at beginning of year               14,076,017
                                                                     -----------

 Net assets available for benefits at end of year                    $14,933,049
                                                                     ===========


Notes to financial statements form an integral part of these statements.

                               ELLER MEDIA COMPANY
                                   401(k) PLAN

                          Notes to Financial Statements


1.       DESCRIPTION OF PLAN

The following brief description of the Eller Media Company 401(k) Plan (the
Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

GENERAL

The Plan is a defined contribution plan, established January 1, 1987, which covers substantially all employees of Eller Media Company and its subsidiaries (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 1997, the Company amended and restated the Plan. The Company was acquired on January 1, 1998 by Clear Channel Communications, Inc. and the Plan was frozen upon acquisition. Participants of the Plan were allowed to leave their assets in the Plan or roll and contribute to a new account established under the participant's name in the Clear Channel Communications, Inc. 401(k) Savings Plan. All participants in the Plan became 100% vested in the assets to date, at the time the Plan was frozen.

ELIGIBILITY

Participants become eligible once they become 21 and have attained one year of service. Eligible participants may enter on the first day of each month. The Plan is for the exclusive benefit of participants and their beneficiaries. As of January 1, 1998, no new participants were allowed to enter the Plan.

CONTRIBUTIONS

Participants may contribute up to the IRS limit of their annual compensation and may elect to invest in various mutual funds. The Company will match contributions up to a certain percentage at its discretion. As of January 1, 1998, the Plan was frozen. There were no contributions to the Plan for the years ended December 31, 1999 and 1998.

ALLOCATIONS TO PARTICIPANTS' ACCOUNTS

Each participant's account is credited with the participant's contribution, the Company discretionary contribution, and an allocation of Plan earnings. Allocations of earnings are based on the participant's account balances, as defined in the Plan document.

LOANS TO PARTICIPANTS

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Prior to July 1, 1999, interest was charged at the prime rate, and the loan period may not have exceeded 5 years. Effective July 1, 1999, interest is charged at the prime rate plus 1% based on the prior quarter-end prime interest rate. The loan period may not exceed 5 years except for a home loan which may not exceed 15 years.

                               ELLER MEDIA COMPANY
                                   401(k) PLAN

                          Notes to Financial Statements


1.      DESCRIPTION OF PLAN (CONTINUED)

The loan provisions of the Plan were frozen from January 1, 1998 to July 1, 1999. No loans were made during that time.

VESTING

Participants are 100% vested at all times in their elective contributions. Participants will become 100% vested in the contributions the Company makes to the Plan upon reaching the Plan's normal retirement age or if employment is terminated due to death or disability. If employment is terminated prior to normal retirement age for any reason other than death or disability, then the employee's interest in Company contributions becomes vested in accordance with specific vesting schedules based on years of service. A participant is 20% vested after one year of service, increasing by 20% each year until 100% vested after five years of service. The benefit to which a participant is entitled is the amount that can be provided from the participant's account. As of January 1, 1998, all participants of the Plan became 100% vested.

FORFEITURES

Forfeitures are used to reduce Company contributions. There were no forfeitures during 1999.

PAYMENT OF BENEFITS

On termination of service, a participant's account balance may be distributed in one lump-sum amount or a deferred annuity. Hardship withdrawals are available to the Plan participants upon approval by the Company.

TERMINATION OF PLAN

Although it has not expressed an intent to do so, the Company has the right, under the Plan, to terminate the Plan subject to the provisions of ERISA.

                               ELLER MEDIA COMPANY
                                   401(k) PLAN

                          Notes to Financial Statements


2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Following is a summary of the Plan's more significant accounting and reporting policies:

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's interest in the Master Trust is at fair value. The Plan's investments in the Common Stock Fund of Clear Channel Communications, Inc. are reported at fair value based on quoted market prices. Participant loans are valued at cost which approximate fair value.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

EXPENSES

Expenses related to the administration of the Plan are paid by the Plan.

                               ELLER MEDIA COMPANY
                                   401(k) PLAN

                          Notes to Financial Statements



3.      PLAN ASSETS IN EXCESS OF 5% OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

The following table presents assets that represent 5% or more of the Plan's net assets available for plan benefits:

                                                              December 31,
                                                         1999           1998
                                                     -----------     -----------
Shares of registered investment companies:
  Federated Max Capital Fund                         $        --     $ 1,663,050
  GAM International Fund                                      --         905,655
  AIM Balanced Fund                                           --         820,142
  State Street Aurora Fund                                    --         859,505
  Money Market Fund                                           --       2,837,309
  Other investments held by Reliance                          --       1,004,718
  Fidelity Puritan Fund                                  843,225              --
  Fidelity Equity Income Fund                          1,702,936       2,046,705
  Fidelity Divers International Fund                   1,009,344              --
  Fidelity Retirement Money Market Fund                2,014,305              --
  Spartan US Equity Index Fund                         1,641,888              --
  Other investments held by Fidelity                   1,760,331              --
                                                     -----------     -----------

                                                       8,972,029      10,137,084
Clear Channel Communications, Inc.
  Common Stock Fund                                    5,961,020       3,938,933
                                                     -----------     -----------

          Net assets available for benefits          $14,933,049     $14,076,017
                                                     ===========     ===========

4.      TAX STATUS

The Internal Revenue Service has determined and informed the Company in a letter dated December 7, 1997 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Company believes that the Plan is designed to be in compliance with the applicable provisions of the IRC.

                               ELLER MEDIA COMPANY
                                   401(k) PLAN

                          Notes to Financial Statements


5.      RECONCILIATION OF PLAN FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                          December 31,
                                                      1999            1998
                                                  -----------     -----------
Net assets available for benefits per
  the financial statements                        $ 14,933,049     $ 14,076,017
Amounts allocated to withdrawing
  participants                                              --          (86,670)
                                                  ------------     ------------

Net assets available for benefits per
  the Form 5500                                   $ 14,933,049     $ 13,989,347
                                                  ============     ============

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 1999:

Benefits paid to participants per
  the financial statements                                          $ 2,362,600
Amounts allocated to withdrawing
  participants at the end of the year                                   (86,670)
                                                                    -----------

Benefits paid to participants per the Form 5500                     $ 2,275,930
                                                                    ===========

6.       CONCENTRATION OF CREDIT RISK

The Plan investments are not guaranteed by any federal depository insurance. Any significant concentration of credit risk related to the specified investments in the regulated investment companies may subject the Plan's investments to economic changes occurring within those industries in which the regulated companies have invested. The Plan's investment in the Common Stock Fund of Clear Channel Communications, Inc. may subject the Plan's investment to economic changes within the industry in which Clear Channel Communications, Inc. operates.

                               ELLER MEDIA COMPANY
                                   401(k) PLAN

                          Notes to Financial Statements


7.       PLAN INTEREST IN CLEAR CHANNEL COMMUNICATIONS, INC. - MASTER TRUST

Effective July 1, 1999, the Plan transferred all investments to participate in the Clear Channel Communications, Inc. - Master Trust (Master Trust), which is held by Fidelity Management Trust Company (Trustee). The Master Trust was established for the investment of assets of the Plan and two other Channel Communications, Inc.-sponsored retirement plans. As such, certain previous investments were liquidated and redirected to other available investment options. These investments in the Master Trust consist primarily of registered investment companies and sponsored company stock.

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. The Master Trust's assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among all plans (in proportion to the fair value of the assets assigned to each plan) the income and expenses resulting from the collective investment of the assets of another employee benefit plan in addition to this Plan.

The proportionate interest of the Plan in the Master Trust at December 31, 1999 was 5.6%.

                               ELLER MEDIA COMPANY
                                   401(k) PLAN

                          Notes to Financial Statements


7.       PLAN INTEREST IN CLEAR CHANNEL COMMUNICATIONS, INC. - MASTER TRUST
(CONTINUED)

The following table presents the fair values of net assets for the entire Master Trust as of December 31, 1999:

ASSETS

Receivables:
  Employer receivable                                               $    832,318
  Employee receivable                                                  2,091,850
  Other receivable                                                       406,131
                                                                    ------------

          Total receivables                                            3,330,299
                                                                    ------------

Investments:
  Cash and cash equivalents                                           12,671,446
  Registered investment companies                                     75,925,611
  Employer securities                                                170,673,749
  Participant loans                                                    2,695,294
                                                                    ------------

           Total investments                                         261,966,100
                                                                    ------------

           Total assets                                              265,296,399
                                                                    ------------

LIABILITIES

Benefit claim payable                                                     20,597
Other payables                                                            87,621
                                                                    ------------

          Total liabilities                                              108,218
                                                                    ------------

          Net assets available for benefits                         $265,188,181
                                                                    ============

                               ELLER MEDIA COMPANY
                                   401(k) PLAN

                          Notes to Financial Statements


7.       PLAN INTEREST IN CLEAR CHANNEL COMMUNICATIONS, INC. - MASTER TRUST
(CONTINUED)

Investment income for the entire Master Trust from inception on July 1, 1999 to December 31, 1999 is as follows:

Contributions                                                       $ 49,181,377
Investment income:
  Registered investment companies                                      2,213,786
  Interest and dividend income                                           309,865
  Unrealized appreciation of assets                                   35,721,552
  Net gain on sale of investments                                      6,807,258
                                                                    ------------

          Total income                                                94,233,838
                                                                    ------------

Expenses:
  Benefits distributed                                                 6,648,509
  Interest expense                                                           536
  Administrative expenses                                                160,211
                                                                    ------------

          Total expenses                                               6,809,256
                                                                    ------------

                                                                      87,424,582
                                                                    ------------

  Transfers to the Plan                                              177,763,599
                                                                    ------------

          Net assets available for benefits                         $265,188,181
                                                                    ============

                              SUPPLEMENTAL SCHEDULE

                               ELLER MEDIA COMPANY
                                   401(k) PLAN

                                 EIN: 86-0801051
    Schedule H, Part IV(i) - Schedule of Assets Held for Investment Purposes

                                  Plan No.: 003

                                December 31, 1999

     (a)                    (b)                                    (c)                             (d)             (e)
--------------    -------------------------     ------------------------------------------     ------------    ------------
                                                       Description of Investment,
                    Identity of Issuer,               Including Maturity Date, Rate
                    Borrower, Lessor, or              of Interest, Collateral, Par                               Current
                       Similar Party                        or Maturity Date                                      Value
                  -------------------------     ------------------------------------------                     ------------
                  Fidelity Management           PIMCO Total Return Fund
                    Trust Company                 (50,933.695 shares)                                          $     504,244

                  Fidelity Management           Mas Mid-Cap Growth Fund
                    Trust Company                 (7,911.375 shares)                                                 245,253

                  Clear Channel                 Common Stock Fund (a)
                    Communications, Inc.          (461,379.273 unitized shares)                                    5,961,020

                  Fidelity Management           Puritan Fund
                    Trust Company                 (44,310.316 shares)                                                843,225

                  Fidelity Management           Equity Income Fund
                    Trust Company                 (31,842.475 shares)                                              1,702,936

                  Fidelity Management           Low Priced Stock Fund
                    Trust Company                 (31,329.052 shares)                                                709,290

                  Fidelity Management           Divers International Fund
                    Trust Company                 (39,396.722 shares)                                              1,009,344

                  Fidelity Management           Dividend Growth Fund
                    Trust Company                 (4,160.274 shares)                                                 120,606

                  Fidelity Management           Retirement Money Market Fund
                    Trust Company                 (2,014,304.390 shares)                                           2,014,305

                  Fidelity Management           Spartan US Equity Index Fund
                    Trust Company                 (31,520.220 share)                                               1,641,888

                  Loans to Participants         Loans to participants - various interest rates                      180,938


(a) Clear Channel Communications, Inc. common shares reflect a five-for-four stock split effective February 2, 1994, a two-for-one stock split effective November 30, 1995, and a two-for-one stock split effective December 3, 1996.


                                                                        Page 15